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                                                                  EXHIBIT (a)(6)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase, dated November 20, 2000, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash Up to 50.1% of the Outstanding Shares of Common Stock and Associated Rights of American Freightways Corporation at $28.13 Net Per Share by FDX, Inc. a wholly owned subsidiary of FedEx Corporation

FDX, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of FedEx Corporation, a Delaware corporation ("Parent"), is offering to purchase up to 50.1% of the outstanding shares of Common Stock, par value $.01 per share, and associated rights (the "Shares") of American Freightways Corporation, an Arkansas corporation (the "Company"), at a purchase price of $28.13 per Share, net to the seller in cash, without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 21, 2000, UNLESS THE OFFER IS EXTENDED.


The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least 50.1% of the total number of Shares outstanding (the "Minimum Condition") and any waiting periods under
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applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The purpose of the Offer is for Parent to acquire 50.1% of the outstanding Shares. The Merger Agreement provides that, among other things, Purchaser will make the Offer and that as soon as practicable after the purchase of Shares pursuant to the Offer, and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Company will be merged with and into the Purchaser, with the Purchaser continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to such time (other than Shares owned by Parent or Purchaser, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights under the Arkansas Business Corporation Act of 1987), will be converted into the right to receive shares of common stock of Parent, par value $.10 per share having a value of $28.13.

THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL THE COMPANY'S SHAREHOLDERS WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to EquiServe Trust Company, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price, with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment. If more than 50.1% of the Shares are validly tendered and not withdrawn prior to the expiration date of the Offer, Purchaser will accept for payment and pay for only 50.1% of the Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each shareholder prior to or on the expiration date of the Offer.
In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the
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period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but less than 50.1% of the Shares have been tendered, Purchaser may, subject to certain conditions, include a subsequent offering period pursuant to which Purchaser may add a period of between three and 20 business days to permit additional tenders of Shares. Shareholders tendering Shares during the subsequent offering period will not have the right to withdraw their Shares during such subsequent offering period.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (as defined in the Offer to Purchase). Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 19, 2001, unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name and address of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The receipt by a shareholder of the Company of cash for Shares pursuant to the Offer will likely give rise to taxation for United States federal income tax purposes and may also give rise to taxation under applicable state, local or foreign tax laws. All shareholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the
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Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser's expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MORROW & CO., INC.
445 Park Avenue, 5th Floor
New York, New York 10022
Call Collect (212) 754-8000
Banks and Brokerage Firms Call: (800) 654-2468

Shareholders Please Call: (800) 607-0088
E-Mail: information@morrowco.com

The Dealer Manager for the Offer is:
Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
Call Collect: (212) 236-3790
November 20, 2000